Exhibit 12.4
Ameren Energy Generating Company Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	6 Months Ended	Year Ended
	June 30,	December 31,
	2007	2006
Net income from continuing operations	$60,571	$48,929
Less- Change in accounting principle	-	-
Less- Income from equity investee	-	-
Add- Taxes based on income	36,498	21,955
Net income before income taxes and change in accounting principle	97,069	70,884

Add- fixed charges:
Interest on long term debt	27,625	59,070
Estimated interest cost within rental expense	62	107
Amortization of net debt premium, discount, and expenses	293	586

Total fixed charges	27,980	59,763

Earnings available for fixed charges	$125,049	$130,647

Ratio of earnings to fixed charges	4.46	2.18